HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司

Via Fedex

02042912

SUPPL

July 25, 2002

SEC MAIL PROCESSING
RECEIVED
JUL 26 2002
WASH. D.C. 164 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C.
20549
U.S.A.

Attention: Filings

Dear Sirs:

Hanny Holdings Limited
SEC File 82-3638

In compliance with the exemption requirements of SEC Rule 12g3-2(b), we are pleased to enclose one item for filing with you as follows:

> Press Announcement. The Standard. July 19, 2002.
> Announcement of Results For The Year Ended March 31, 2002 and Notice of Annual General Meeting.

Thank you for your kind assistance with this matter.

PROCESSED
AUG 08 2002
THOMSON FINANCIAL
P

Yours very truly,
Hanny Holdings Limited

Amy Chau
Tel: (604) 733-0896 extension 25
Email: achau@burcon.ca

Enclosures

cc: Hanny Holdings Limited
Attn.: Judy Kam (via fax without enclosure)

dlw 7/31

C:\My Documents\Hanny Holdings\ltr to Securities ADR Filing.doc

c/o 1946 West Broadway, Vancouver
British Columbia, Canada V6J 1Z2
Tel: (604) 733-0896 Fax: (604) 733-8821

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED MARCH 31, 2002

SUMMARY OF RESULTS

The board of directors (the "Board") of Hanny Holdings Limited (the "Company") announces the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended March 31, 2002 together with comparative figures for the previous year are as follows:

Consolidated Income Statement

	Notes	Year ended March 31, 2002 HK$'000	2001 HK$'000 (As restated)
TURNOVER	2	4,373,909	3,595,783
COST OF SALES		(3,560,003)	(2,952,453)
GROSS PROFIT		813,906	643,330
OTHER INCOME	3	62,505	95,045
DISTRIBUTION COSTS		(443,261)	(408,409)
ADMINISTRATIVE EXPENSES		(267,238)	(256,522)
OTHER OPERATING EXPENSES	4	(184,938)	(388,210)
LOSS FROM OPERATIONS	5	(19,026)	(314,766)
FINANCE COSTS		(58,144)	(111,362)
SHARE OF RESULTS OF ASSOCIATES		(3,499)	(30,072)
IMPAIRMENT LOSS ON GOODWILL		–	(362,982)
NET GAIN ON DISPOSAL OF SUBSIDIARIES AND ASSOCIATES		5,625	245,053
LOSS BEFORE TAXATION		(75,044)	(574,129)
TAXATION	6	2,686	22,871
LOSS BEFORE MINORITY INTERESTS		(77,730)	(597,000)
MINORITY INTERESTS		24,725	(7,635)
LOSS FOR THE YEAR		(102,455)	(589,365)
DIVIDENDS	7	9,647	20,605
LOSS PER SHARE – Basic	8	HK(1.60 cents)	HK(13.35 cents)

Notes:

1. **Adoption of Statements of Standard Accounting Practice/changes in accounting policies**

In the current year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants. Adoption of these standards has led to a number of changes in the Group's accounting policies. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in the Group's financial statements. Comparative amounts and disclosures for the prior year have been restated in order to achieve a consistent presentation.

The adoption of these new and revised SSAPs has resulted in the following changes to the Group's accounting policies that have affected the amounts reported for the current or prior periods.

Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the balance sheet date", dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date, but are disclosed in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment which has increased the retained profits of the Group and the Company as at April 1, 2000 and as at April 1, 2001 by HK$9,886,000 and HK$9,647,000 respectively.

Leases

SSAP 14 (Revised) "Leases" has introduced some amendments to the basis of accounting for finance and operating leases, and to the disclosures specified for the Group's leasing arrangements. These changes have not had any effects on the results for the current or prior accounting periods and, accordingly, no prior period adjustment has been required. Disclosures for the Group's leasing arrangements have been modified so as to comply with the requirements of SSAP 14 (Revised). Comparative amounts and disclosures have been restated in order to achieve a consistent presentation.

Segment reporting

In the current year, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment reporting". Segment disclosures for the year ended March 31, 2001 have been amended in order to achieve a consistent presentation.

Goodwill

In the current year, the Group has adopted SSAP 30 "Business combinations" and has elected not to restate goodwill previously eliminated against reserves. However, impairment losses in respect of goodwill that arose between the date of acquisition of the relevant subsidiary or associate and the date of adoption of SSAP 30 have been recognized retrospectively. The effect of this prior period adjustment is to increase the capital reserve and decrease the retained profits of the Group as at April 1, 2000 by HK$173,413,000 and to increase the loss for the year ended March 31, 2001 by HK$362,982,000. Goodwill arising on the acquisitions prior to April 1, 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined as impaired.

Goodwill arising on acquisitions after April 1, 2001 is capitalized and amortized over its estimated useful life. Negative goodwill arising on acquisitions after April 1, 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

2. **Turnover and segment information**

The Group is currently operating into three business segments, namely trading of computer related products, consumer electronic products and securities. Segment information about these businesses is presented below:

2002

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Consolidated HK$'000
Turnover				
External sales	2,525,258	1,136,135	662,516	4,373,909
Segment result	94,702	21,473	(120,517)	(4,342)
Interest income				34,183
Impairment loss on investment securities				(15,676)
Unallocated corporate expenses				(33,191)
Loss from operations				(19,026)
Finance costs				(58,144)
Share of results of associates				(3,499)
Net gain on disposal of subsidiaries and associates				5,625
Loss before taxation				(75,044)
Taxation				2,686
Loss before minority interests				(77,730)

2001

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Consolidated HK$'000
Turnover				
External sales	2,228,510	1,141,551	225,722	3,595,783
Segment result	71,863	21,549	(185,601)	(92,189)
Interest income				51,393
Impairment loss on investment securities				(208,720)
Unallocated corporate expenses				(65,250)
Loss from operations				(314,766)
Finance costs				(111,362)
Share of results of associates				(30,072)
Impairment loss on goodwill				(362,982)
Net gain on disposal of subsidiaries and associates				245,053
Loss before taxation				(574,129)
Taxation				22,871
Loss before minority interests				(597,000)

Segment information about the geographical markets is presented below:

	Sales revenue by geographical market 2002 HK$'000	2001 HK$'000	Contribution to loss from operations 2002 HK$'000	2001 HK$'000
Hong Kong	85,002	114,996	(115,461)	(27,597)
North America	3,637,034	2,945,761	179,414	52,304
Europe	594,525	342,185	(33,387)	(48,988)
Taiwan	19,359	167,090	(24,846)	(19,695)
Others	37,989	25,751	(10,062)	(48,213)
	4,373,909	3,595,783	(4,342)	(92,189)
Interest income			34,183	51,393
Impairment loss on investment securities			(15,676)	(208,720)
Unallocated corporate expenses			(33,191)	(65,250)
Loss from operations			(19,026)	(314,766)

3. **Other income**

	Year ended March 31, 2002 HK$'000	2001 HK$'000
Other income included the following items:		
Interest income	34,183	51,393
Internet service income	8,175	10,062
Royalty income	4,930	2,464
Exchange gain	–	11,257
Consultancy service income	–	5,188

4. **Other operating expenses**

	Year ended March 31, 2002 HK$'000	2001 HK$'000
Net unrealized holding loss on other investments	169,262	179,490
Impairment loss on investment securities	15,676	208,720
	184,938	388,210

5. **Loss from operations**

	Year ended March 31, 2002 HK$'000	2001 HK$'000
Loss from operations has been arrived at after charging (crediting):		
Staff costs (including directors' emoluments):		
Salaries and other benefits	143,021	127,358
Retirement benefits scheme contributions	1,179	1,250
	144,200	128,608
Depreciation and amortization:		
Amortization of intangible assets	14,338	11,409
Amortization of deferred expenditure	–	6,022
Depreciation and amortization on property, plant and equipment:		
– Owned assets	17,008	14,174
– Assets held under finance leases	2,554	2,479
	33,900	34,084
Auditors' remuneration	4,715	4,625
Net realized (gain) loss on other investments	(48,745)	6,111
Loss on disposal of property, plant and equipment	1,075	893

6. **Taxation**

	Year ended March 31, 2002 HK$'000	2001 HK$'000
The charge comprises:		
Profits tax provided for the year		
– Hong Kong	631	150
– Overseas	1,855	22,912
	2,486	23,062
Over provision in prior years		
– Hong Kong	–	(47)
– Overseas	–	(144)
	–	(191)
Share of tax on results of an associate	200	–
Taxation charge for the year	2,686	22,871

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

No provision for Hong Kong Profits Tax or overseas taxation has been made for the year in respect of certain companies of the Group because these companies either incurred tax losses for the year or had their estimated assessable profits for the year wholly absorbed by tax losses brought forward.

(P.2)

7. **Dividends**

	Year ended March 31, 2002 HK$'000	2001 HK$'000
2001 final dividend of HK0.15 cent with a scrip dividend (2001: 2000 final dividend HK0.17 cent) per share	9,647	9,886
Interim dividend of HK0.17 cent per share	–	10,719
	9,647	20,605

8. **Loss per share**

The calculation of the basic loss per share is based on the loss for the year of HK$102,455,000 (2001: HK$589,365,000) and on the weighted average number of shares in issue during the year of 6,421,030,561 (2001: 4,414,731,882) shares.

No diluted loss per share has been calculated for the years ended March 31, 2002 and 2001 as the conversion of the Company's outstanding convertible note and the exercise of warrants and share options would result in a decrease in loss per share for both years.

The adjustment to the comparative basic loss per share, arising from the changes in accounting policies shown in Note 1 above, is as follows:

	HK cents
Reconciliation of 2001 loss per share	
Reported figure before adjustment	5.73
Adjustment arising from the adoption of SSAP 30	7.62
Restated	13.35

TRANSFER FROM/TO RESERVE

For the year ended March 31, 2001, the Company transferred from the contributed surplus account of HK$497.0 million to the deficit account.

FINAL DIVIDEND

The Board does not recommend the payment of any final dividend for the year ended March 31, 2002 (2001: HK0.15 cent per share).

CHAIRMAN'S STATEMENT

The Group recorded a year of satisfactory growth during 2001/2002. I present to our shareholders the 2001/2002 annual report of the Company.

Results and financial review

Results

In the year ended March 31, 2002, the Group's audited consolidated loss before minority interests was approximately HK$77.7 million (2001: HK$597.0 million), which was mainly composed of net profit from operations before other operating expenses of HK$165.9 million (2001: HK$73.5 million), net gain on disposal of certain interests in subsidiaries and associates of HK$5.6 million (2001: HK$245.1 million), unrealized holding loss on other investments and impairment loss on investment securities and goodwill of HK$184.9 million (2001: HK$751.2 million), finance costs of HK$58.1 million (2001: HK$111.4 million), share of net losses of associates of HK$3.5 million (2001: HK$30.1 million) and taxation of HK$2.7 million (2001: HK$22.9 million).

Turnover from trading computer and consumer related products as well as securities increased by approximately 10.1% and 193.5% respectively. Such growth raised gross profit of products trading by around 17.8% and turned the loss of securities trading into gain, contributing to the increase of overall gross profit by around 26.5%. The considerable increase, which was brought about by tighter cost control and shift of more profitable products sales, was a significant achievement amid sluggish economy in recent years.

In respect of the net realized gain on securities trading, it was primarily due to a single disposal of 4,556,976 common shares in the capital of Oxford Properties Group Inc. ("Oxford") in October 2001. Despite this, the Group has made great provisions for the unrealized holding loss on other investments and impairment loss on investment securities under the persistent poor investment environment, eroding the profit from products trading. Yet, with the emerging sign of economy recovery from the early 2002, the Group has great potential of realizing profit from sales of securities in future.

Liquidity

Net cash balances at March 31, 2002 stood at HK$233.1 million (2001: HK$546.2 million), accounted for 11.1% (2001: 27.3%) of the net tangible asset value of the Group. The decline in cash was corresponded to the increase in inventory level, thence preparing both the upbeat of business demand and expansion of scale of operations in the coming year.

As at March 31, 2002, total borrowings of the Group amounted to HK$656.8 million (2001: HK$1,405.0 million), of which HK$11.0 million (2001: HK$121.9 million) were not repayable within one year. The borrowings included bank borrowings of HK$278.2 million (2001: HK$334.5 million), other loans of HK$297.0 million (2001: HK$625.8 million), overdrafts of HK$76.1 million (2001: HK$49.8 million), obligations under finance leases of HK$3.1 million (2001: HK$6.3 million) and amount due to a minority shareholder of HK$2.4 million (2001: HK$2.7 million). The significant drop in borrowings was mainly due to the repayment of convertible note of HK$385.9 million and other loans during the year in order to minimize the finance costs.

The reduction in total borrowings by utilizing cash reserves not needed for other uses was a conscious effort by the Group to reduce both its indebtedness and its interest expenses. Other than achieved a saving in interest expenses of HK$53.2 million, the current ratio (current assets/current liabilities) of the Group at March 31, 2002 was improved to 156% (2001: 132%).

Pledge of assets

As at March 31, 2002, certain assets of the Group amounted to HK$306.2 million (2001: HK$1,275.3 million) were pledged to banks and financial institutions for loans' facilities.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at March 31, 2002 was significantly reduced to 29.2% (2001: 64.8%), due to the repayment of debts after realization of other investments.

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The risk of foreign exchange fluctuation had not been significant to the Group. Interest rates of the borrowings are mainly referenced to LIBOR or HIBOR plus for import loans and Prime plus for bank and other loans. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts. However, the Group has been monitoring closely on exchange rate fluctuations, and is taking appropriate steps to cover especially its foreign currency exposures in accounts payable, accounts receivable and purchases of inventories, amidst the recent weakening of United States Dollars against other major foreign currencies.

Contingent liabilities

The Group's total contingent liabilities at March 31, 2002 was HK$9.4 million (2001: HK$15.7 million) in relation to guarantees given to a bank for facilities to an investee company. In addition, at March 31, 2002, certain of the margin clients' securities with an aggregate market value of HK$516,779,000 (2001: HK$372,254,000) were pledged to a bank to secure general banking facilities for a subsidiary.

Employees and remuneration policies

As at March 31, 2002, there were approximately 1,000 staff (2001: 1,100) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in various regions. They are subject to be reviewed every year. The Group also provided employees training programs, provident fund scheme, medical insurance and discretionary bonus. Share options are awarded to employees on merit basis and 640,000,000 share options were granted during the year.

BUSINESS AND OPERATIONS REVIEW

TRADING OPERATIONS

During the year, substantial progress was made across multiple fronts as the Group's strategic priorities on its primary business continued to gain momentum. Many Memorex® branded products have successfully maintained their leading market positioning.

In Europe, Memorex® has made remarkable achievements last year. Memorex® is on its path of continuous growth in turnover, customer base, product segments and profitability. With the broadening of geographic markets in Austria, Switzerland, Benelux and Eastern Europe, the European operations achieved a total turnover of US$74.1 million, representing almost a 100% increase over turnover from the previous year.

Recognized as an IT Media specialist, Memorex® succeeded in gaining a No. 2 position in the European media market for the last quarter of 2001. Memorex® is also on its way to grow and to achieve No. 1 positioning in the European CD-R market for the next year. With the launch of the 40 Maxx CD-RW drive, the BBQ 200 and the DVD + RW drive within the first quarter of 2002, the hardware side is contributing not only with high turning volumes but also with acceptable margins.

The results in Canada last year were also impressive. Despite keen competition in the optical media industry, Memorex® Canada was able to gain a significant increase in its market share for CD-R media and has a profitable year.

The Group's sale of blank video tape, blank audio tape and 3.5 floppy disc ranked No. 1 and the sale of CD-R ranked No. 3 in Canada last year. This clearly demonstrates the popularity of Memorex® products and that Memorex® has well-established goodwill for its brand name. Memorex® Canada is also expecting more than 10% growth in market sales next year.

The United States operations enjoyed healthy sales during the year. With the strong customer base, Memorex® continues to be the leading brand of optical media in the United States and maintains better than 30% share of CD-R media and nearly 50% share of DVD media.

During 2001, the United States operations doubled its CD-R unit sales from the previous year by selling over 400 million CD-Rs in the United States market. Demand for other products in the Memorex® product family also remained strong. Memorex® products are now sold in all ten of the top ten retailers in the United States.

Memorex® also strengthened its operational capability to support future growth by implementing a state of the art Enterprise Resource Planning System (SAP/R3) last year. This infrastructure integrates and automates the business process along the Group's value chain and thus allows the Group to meet the growing demands of its retailers as well as the continued expansion into new product categories.

Besides the existing broad product range, Memorex® continues to be a market innovator by developing new, promising product groups for consumers. A complete product line of batteries and rechargeable batteries as well as the first Memorex® consumer electronics devices will be launched during the second and third quarter of year 2003. These new products will penetrate the markets in Europe, Canada and the United States. With the growing popularity of DVD drives, Memorex® will also strive to attain a strong market share in this product segment. The enlarged product variety is expected to generate additional revenue for the Group and enhance its market compatibility.

ACQUISITIONS AND DISPOSITIONS

Tender of Shares in Oxford Properties Group Inc.

On August 20, 2001, the Company, together with its indirect wholly-owned subsidiaries, Gold Colt Enterprises Limited and Kurrana Limited (collectively referred to as the "Vendors") entered into an agreement (the "Agreement") with BPC Properties Ltd. (the "Offeror") and others, pursuant to which the Offeror agreed, subject to certain conditions, to make an offer (the "Offer") to all the shareholders of Oxford to acquire all the shares in the capital of Oxford held by them at an offer price of CAD23.75 per common share. The Vendors agreed pursuant to the terms of the Agreement to tender 4,556,976 common shares in the capital of Oxford in connection with the Offeror's Offer.

The Offeror is owned by BPC Real Estate Holdings Trust and Ontario Municipal Employees Retirement System ("OMERS"), one of the largest pension plans in Canada. On October 17, 2001, Oxford and OMERS announced that the Offeror had taken up all the Oxford shares tendered pursuant to the Offer. In total, approximately 98.6% of the outstanding Oxford shares not previously owned by OMERS and the Offeror were taken up. As the Offer was accepted by holders of more than 90% of the Oxford shares that were subject to the Offer, the Offeror proceeded to exercise its statutory right to acquire the remaining Oxford shares. In connection with the Offer, the Group received approximately CAD$108.2 million (equivalent to approximately HK$537.9 million).

Further details of the Offer have been disclosed in the Company's announcement dated August 23, 2001 and the Company's circular dated September 13, 2001.

Acquisition of an Interest in Provisions Suppliers Corporation Limited

Pursuant to a sale and purchase agreement dated March 19, 2002, the Group, through its wholly-owned subsidiary, acquired approximately 27.45% interests in Provisions Suppliers Corporation Limited ("PSC") for a total consideration of S$52,884,679.

PSC is listed on the Singapore Exchange Securities Trading Limited. The principal activities of PSC are those relating to the supply of household consumer products. The principal activities of its subsidiaries are those relating to investment holding, supply of agency products to supermarkets, hotels, institutions and provision shops; marketing and distribution of chemical products; supply of provisions and household products and etc.

PSC also manages a well-established network of franchise stores. PSC possesses various brand names that the Group sees as potentially invaluable when it wishes to further its business. The Group believes that with its track records in brand name management, it is able to assist PSC in the latter's brand name management business (e.g. sub-licensing and franchising) which has immense potential. Additionally, the Group believes that a closer business relationship between the two groups would have tremendous synergistic effects on rationalizing and expanding their distribution networks in different countries and in the diversification of their products. The Group also sees the shareholding in PSC as an opportunity for it to invest in a company which has a good record of steady income and dividend payments.

OUTLOOK

Fiscal year 2001/2002 was characterized by drive and achievements for the core business of the Group despite adverse economic conditions around the world. The Group witnessed continuous growth of Memorex® products in both market share and revenue. We expect the Group will keep pursuing its dominant business strategies towards geographic expansion of markets and innovation in products.

The Group's business is further diversified by the Company's acquisition of PSC in the first quarter of 2002. Such investment is expected to contribute to the increase of the Group's revenue.

Due to the disposal of 4,556,976 common shares in the capital of Oxford during the year, the Company received the proceeds of approximately CAD$108.2 million (equivalent to approximately HK$537.9 million). Apart from repayment of borrowings, the Group intends to use the remaining proceeds for re-financing of future strategic acquisitions.

The terrorist attacks in the United States in September 2001 led to economic shock and global decline in financial markets. Many investors were affected by this market disruption and inevitably, the Group incurred losses in share investment for the past year. For the coming years, the Company envisages further growth in its core business. The Group will also continue to explore potential investment and expansion opportunities to strengthen and diversify the Group's business and hence maximize shareholders' value.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company repurchased a total number of 20,502,000 of its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as follows:–

Month of repurchase	Number of shares repurchased	Price per share Highest HK$	Price per share Lowest HK$	Aggregate consideration paid (including expenses) HK$'000
September 2001	20,502,000	0.075	0.064	1,433

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium payable on repurchase was charged against the share premium account.

Save as disclosed above, neither the Company nor any of its subsidiaries have purchased, redeemed or sold any of the Company's listed securities during the year.

CORPORATE GOVERNANCE

The Company has complied throughout the year ended March 31, 2002 with those paragraphs of the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") with which it is required to report compliance.

AUDIT COMMITTEE

The Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the Company's audited financial statements for the year ended March 31, 2002.

DETAILED RESULTS ANNOUNCEMENT

A detailed result announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be subsequently published on the Stock Exchange's website in due course.

APPRECIATION

I would like to take this opportunity to express my gratitude to my fellow board members, the management and employees for their hard work and contributions to the Group in the past year.

On behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, July 18, 2002

(P.3)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Hanny Holdings Limited will be held at Conference Room, 7th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Friday, August 23, 2002 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements for the year ended March 31, 2002 and the Reports of the Directors and Auditors thereon.
2. To re-elect Directors and to authorise the Board of Directors to fix their remuneration for the ensuing year.
3. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.
4. As special business, to consider and, if thought fit, pass the following resolution, as an Ordinary Resolution:

"THAT:

(a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.025 each in the issued share capital of the Company ("Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose ("Recognized Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or those of any other Recognized Stock Exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the securities of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this resolution shall:

(i) in the case of Shares, not exceed 10% of the Shares in issue as at the date of the passing of this resolution; and

(ii) in the case of Warrants, not exceed 10% of the Warrants outstanding as at the date of the passing of this resolution;

and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by Bermuda law or the Bye-laws of the Company to be held; or

(iii) the date upon which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

5. As special business, to consider and, if though fit, pass the following resolution, as an Ordinary Resolution:

"THAT:

(a) subject to paragraph (c) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares of HK$0.025 each in the capital of the Company and to make or grant offers, agreements or options (including warrants, bonds and debentures convertible into Shares of the Company) which would or might require the exercise of such powers subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements or options (including warrants, bonds and debentures convertible into Shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted, whether pursuant to an option or otherwise, and issued by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) any issue of Shares in the Company under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to subscribe for Shares in the Company; (iii) any issue of Shares in the Company as scrip dividend or any similar arrangement providing for the allotment of Shares in the Company in lieu of the whole or part of a dividend pursuant to the Bye-laws of the Company from time to time; or (iv) any issue of Shares in Company upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into Shares of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution,

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by Bermuda law or the Bye-laws of the Company to be held; or

(iii) the date upon which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

"Rights Issue" means an offer of Shares of the Company open for a period fixed by the Directors of the Company to the holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares as at that date, subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company."

6. As special business, to consider and, if thought fit, pass the following resolution, as an Ordinary Resolution:

"THAT conditional upon Ordinary Resolutions numbered 4 and 5 set out in the Notice convening this annual general meeting of the Company dated July 18, 2002 (the "Notice") being duly passed, the general mandate granted to the Directors of the Company pursuant to Ordinary Resolution numbered 5 set out in the Notice be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution numbered 4 set out in the Notice, provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution."

7. As special business, to consider and, if thought fit, pass the following resolutions as special resolutions of the Company:

(i) "THAT the Bye-laws of the Company be amended as follows:

(A) By adding the following to Bye-law 2:

(k) references to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.

(B) By deleting the existing Bye-law 2(e) and substituting with the following:

(e) expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member's election comply with all applicable Statutes, rules and regulations;

(C) By deleting the existing Bye-law 153 and substituting with the following new Bye-laws 153A, 153B and 153C:

153A. Subject to Section 88 of the Act and Bye-law 153B, a printed copy of the Directors' report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors' report, shall be sent to every shareholder and holder of debentures of the Company and every other person entitled thereto at least twenty-one (21) days before the date of the general meeting and laid before the Company in the general meeting in accordance with the requirements of the Act provided that this Bye-law shall not require a copy of those documents to be sent to any person whose address the Company is not aware of or to more than one of the joint holders of any shares or debentures.

153B. To the extent permitted by and subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Bye-law 153A shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the Directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the Directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company's annual financial statement and the Directors' report thereon.

153C. The requirement to send to a person referred to in Bye-law 153A the documents referred to in that provision or a summary financial report in accordance with Bye-law 153B shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Bye-law 153A and, if applicable, a summary financial report complying with Bye-law 153B, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents."

(ii) "THAT the existing Bye-laws 160, 161 and 162 of the Company be deleted and substituted with the following respectively:

160. Any Notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designed Stock Exchange), whether or not, to be given or issued under these Bye-laws from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appointed newspapers (as defined in the Act) or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website and giving to the Member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.

161. Any Notice or other document:

(a) if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the Notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A Notice placed on the Company's website is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;

(c) if served or delivered in any other manner contemplated by these Bye-laws, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch, transmission or publication; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof; and

(d) may be given to a Member either in the English language or the Chinese language, subject to due compliance with all applicable Statutes, rules and regulations.

162. (1) Any Notice or other document delivered or sent by post to or left at the registered address of any Member in pursuance of these Bye-laws shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such Notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

(2) A Notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a Member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the Notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(3) Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which prior to his name and address being entered on the Register shall have been duly given to the person from whom he derives his title to such share."

By Order of the Board
Cheng Wai Chu, Judy
Company Secretary

Hong Kong, July 18, 2002

Principal place of business in Hong Kong:
7th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint a proxy in respect of part only of his holding of Shares in the Company. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the Meeting.
2. In order to be valid, the proxy form and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority shall be deposited with the Company's branch registrar, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting (or any adjourned meeting).